

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
George Gemayel
Chief Executive Officer
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana, CA 92707

> **Re: Greenkraft, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2014**
> **File No. 333-193917**

Dear Mr. Gemayel:

We have reviewed your responses to the comments in our letter dated March 11, 2014 and have the following additional comment.

General

1. We note your response to our prior comment 2 and were not persuaded that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Consistent with our prior comment, please refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations for guidance. Please amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. To the extent that you need to amend the equity line agreement to do so, please withdraw your current registration statement and refile a new registration statement, along with the amended equity line agreement, which registers no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Gregory R. Carney, Esq.
Indeglia & Carney, LLP